Think Locally, Invest Globally

MUNDOVAL FUND
GLOBAL VALUE INVESTING

La Jolla-Owned & Operated | Worldwide Investment Strategy

CELEBRATING 6 YEARS
OF CREATING SHAREHOLDER VALUE

Hypothetical Growth of $10,000 Since Fund Inception


$10,000
$13,522
2004
2005
2006
2007
2008
2009
2010

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $13,522 on 10/31/10. The fund's average annualized return since inception to 10/31/10 was 5.02%, the fund's average annualized return for the 5-year period ended 10/3/10 was 3.96%, and the fund's total return for the 1-year period ended 10/31/10 was 9.00%. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.

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